Exhibit 95.1
Mine Safety Disclosure
    In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires certain disclosures by companies that are required to file periodic reports under the Securities Exchange Act of 1934 and operate mines regulated under the Federal Mine Safety and Health Act of 1977 (“FMSHA”). The following mine safety information is provided pursuant to this legislation for the annual period ended December 31, 2016.

Mine or Operating Name	Section 104 S&S Citation (#)	Section 104 (b) Orders (#)	Section 104 (d) Citations and Orders (#)	Section 110 (b) (2) Violations (#)	Section 107 (a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed[1] ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (Yes/No)	Received Notice of Potential to Have Pattern Under Section 104(e) (Yes/No)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)

Kensington	22	—	—	—	—	$35,184	—	NO	NO	6	3	4

Rochester	13	—	1	—	—	$69,562	—	NO	NO	2	2	3

Wharf	9	—	—	—	—	$6,876	—	NO	NO	—	—	1

Totals	44	—	1	—	—	$111,622	—	NO	NO	8	5	8
1.The total dollar value of the Proposed Assessments includes all assessments received during the year. The total dollar value for the Rochester mine includes (a) a citation received in the first quarter of 2016 initially assessed for a value of $4,301 that was subsequently increased in the second quarter of 2016 to $11,056 and (b) an assessment of $58,506 received by the Company in the third quarter relating to a citation that was issued in the second quarter and not previously reported.